The Real Brokerage Inc. Announces Preferred Unit Exchange

NEW YORK and TORONTO, August 3, 2021 -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (Nasdaq: REAX), a national, technology-powered real estate brokerage now operating in 31 states and the District of Columbia, announced today certain funds managed by Insight Venture Management LLC ("Insight Partners") have converted all of the issued and outstanding preferred units of Real PIPE, LLC ("Real PIPE" and the "Preferred Units") into an aggregate 17,286,848 common shares of Real ("Common Shares").

The issuance of Common Shares (the "Forced Exchange") follows Real's listing on The Nasdaq Capital Market (the "Nasdaq") on June 15, 2021. In connection with the Nasdaq listing, Real delivered a "Forced Exchange Notice" to Insight Partners providing for the exchange of previously issued Preferred Units issued to Insight Partners pursuant to the terms of the Amended and Restated Limited Liability Company Agreement between Real, Real PIPE and Insight Partners dated December 2, 2020.

The Preferred Units were issued to Insight Partners as part of the previously announced US $20 million strategic investment by Insight Partners into the Company on December 2, 2020. For further details, please see the Company's press releases dated December 3, 2020 and June 15, 2021.

Early Warning Disclosure

This press release is issued under the early warning provisions of the Canadian securities legislation. The following private equity funds managed by Insight Partners and indirectly controlled by Insight Holdings Group, LLC, acquired 17,286,848 Common Shares pursuant to the Forced Exchange of Preferred Units (and reference to "Insight Funds" in this section "Early Warning Disclosure" means the following funds): Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

 Prior to the Forced Exchange, the Insight Funds had ownership and control of (i) 17,286,848 Preferred Units, exchangeable for 17,286,848 Common Shares, (ii) 17,286,848 Common Shares and (iii) 100,000 options of the Corporation ("Options") exercisable for 100,000 Common Shares, collectively representing approximately 17.73% of the issued and outstanding Common Shares on a partially-diluted basis assuming (a) the exchange of all of the Preferred Units owned or controlled by the Insight Funds for Common Shares and (b) the exercise of all of the Options owned or controlled by the Insight Funds for Common Shares.

 Immediately after the Forced Exchange, the Insight Funds have ownership and control of (i) nil  Preferred Units, (ii) 34,573,696 Common Shares and (iii) 100,000 Options exercisable for 100,000 Common Shares, collectively representing approximately 17.73% of the issued and outstanding Common Shares on a partially-diluted basis assuming the exercise of all of the Options owned or controlled by the Investors for Common Shares.

Insight Funds acquired the Common Shares for investment purposes. An early warning report with additional information in respect of the foregoing matters will be filed and made available www.sedar.com under Real's profile. To obtain copies of the early warning report, please contact Insight Funds at the details below.

The address of the Insight Funds is c/o Insight Venture Management LLC, 1114 Avenue of the Americas, Floor 36, New York, NY, 10036. Contact: Andrew Prodromos, Insight Partners, (212)-931-5239.

Real's head office is located at 133 Richmond Street West, Suite 302, Toronto, Ontario, M5H 2L3.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Press, for more information, please contact:

The Real Brokerage Inc.

Caroline Glennon

caroline@thunder11.com

201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.